FOR IMMEDIATE RELEASE

Points Named a 2017 Top Workplace for Women in Canada

Great Places to Work Institute again recognizes Points for its exceptional work environment and creating a culture of equality.

TORONTO, March 6, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, is honoured to announce their recognition as one of the 50 Best Workplaces for Women in Canada in 2017. Ranking at #22, this marks the third consecutive year that Points has been named a top employer for women.

Presented by Great Places to Work Institute®, the award identifies organizations that foster levels of workplace trust experience by their female workforce as well as their people programs that support women.

“As a technology company, we are all-too aware that women are grossly underrepresented in the industry,” said Rob MacLean, CEO of Points. “We actively endorse a more diverse, more equitable and more welcoming environment that attracts and retains the right people. We’re proud of the female representation we have at all levels of the company and promote women joining and developing their careers at Points.”

Points actively promotes the recruitment and career development of women, creating an environment of equal opportunity. Points offers competitive benefits like flexible work-hours, maternity and parental support, and encourages strong relationships for women across departments through company-sponsored events and lunches. Points is actively involved in the Pyladies community, an international mentorship group with a focus on helping more women become active participants and leaders in the Python open-source community.

“Creating a strong culture of workplace equality has always been our key focus. We take pride in bringing the right people in the door who feel they can work as part of a team, take initiative and really make an impact,” said Inez Murdoch, Chief People Office at Points. “Being recognized as a top employer for women is extremely important for us as it gets to the core of who we are as a company.”

A complete list of the 2017 finalists can be found on the Great Places to Work Institute's website. For more information on the Great Places to Work Institute, visit http://www.greatplacetowork.ca/.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

CONTACT:

Points Investor Relations
ICR
Garo Toomajanian
Garo.toomajanian@icrinc.com
617-956-6728

Points Media Relations
Rachel Hollis
Rachel.hollis@points.com
416-728-2641